Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Stewart and Jazz Properties, British Columbia

6

1.2.3

Rozan Property, British Columbia

7

1.2.4

Market Trends

7

1.3

Selected Annual Information

8

1.5

Summary of Quarterly Results

13

1.6

Liquidity

13

1.7

Capital Resources

14

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions With Related Parties

16

1.10

Fourth Quarter

17

1.11

Proposed Transactions

19

1.12

Critical Accounting Estimates

19

1.13

Critical accounting policies and changes in accounting policies

19

1.14

Financial Instruments and Other Instruments

19

1.15.1

Other MD & A Requirements

19

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

20

1.15.3

Disclosure of Outstanding Share Data

20

Other Information

21

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is April 28, 2006

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold and other commodities, variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, protection of the integrity of intellectual property and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2005.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramics.  Following is a brief summary of its current activities.

•

Emgold’s loss for the year ended December 31, 2005 (“fiscal 2005”) was $5,245,165 or $0.09 per share compared to a loss of $5,446,629 or $0.12 per share in the year ended December 31, 2004 (“fiscal 2004”).

•

During fiscal 2005, cash used in operations was $4,583,853 compared to $4,728,387 in fiscal 2004.

•

Exploration expenditures and acquisition of mineral property interests totalled $1,729,799 in fiscal 2005, of which $61,575 was capitalized, compared to $3,533,515 in fiscal 2004, of which $657,469 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $1,604,900 (2004: $2,773,674), Rozan - $1,780 (2004 – recovery of $8,780)), Stewart – $71,250 - (2004 – $29,276), and Jazz – recovery of $9,706 (2004 – expenditures of $81,876).

•

During fiscal 2005, the Company spent $1,769,659 (2004 - $998,631) on research and development of the Ceramext™ process.  Expenses incurred include prototype materials for research - $104,374 (2004 – $173,246); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $156,060 (2004 - $141,054); consulting fees - $24,784 (2004 - $281,506); engineering costs which includes contractors, salaries and hourly labour - $812,923 (2004 - $142,800); consumable materials - $51,026 (2004 - $40,349); marketing and commercialization - $351,000 (2004 – Nil); site costs - $160,393 (2004 - $100,860); sample preparation - $70,190 (2004 - $27,882); stock-based compensation of $28,489 (2004 - $68,440) and transportation - $10,420 (2004 - $22,494).  The technology

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

licence fee and bench-scale research facility was amortized over a two-year period, and was fully amortized at December 31, 2005

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “Project”).  Emgold has also been conducting research and development related to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to process a wide range of other silicious waste and materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has purchased, earned and received the worldwide license for the technology.  A royalty will be payable to Ceramext, LLC, a private company owned by a director of the Company, when a positive feasibility study is completed and the process is in commercial production.  The Company commenced paying advance royalties in fiscal 2005.

The Idaho-Maryland feedstock including development rock and historical tailings from the Idaho-Maryland Mine has been used to produce high quality ceramic material, as have washed fines from aggregate operations, fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.

1.2.1

Idaho-Maryland Mine, California

The Company is continuing with its exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A.

During the first half of 2005, the Company submitted applications for a Conditional Mine Use Permit (“CMUP” or “Permit”), which will allow Emgold to explore, re-open and work the Idaho-Maryland Mine, subject to the conditions in the Permit.  Once the Permit is issued, the Company plans to dewater the existing mine workings and construct an underground access ramp (the “decline”).  The decline may be used to conduct underground exploration, perform confirmation drilling and sampling, as well as possibly begin mining operations by mining and toll milling any gold ore when sufficient gold-bearing ore is defined  as part of the development and exploration of the existing underground workings and from any areas of deeper underground exploration.

The application for the CMUP was accepted as substantially complete on May 24, 2005, by the City of Grass Valley (the “City”), and as the Lead Permitting Agency, the City has initiated a California Environmental Quality Act (“CEQA”) review of the Project application.  The Project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the rock from the excavation of the decline.  The CMUP application includes provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute material revenue that could enhance the overall value and economics of the integrated mining operation.  The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day of ceramic feedstocks and gold-bearing ore, subject to the completion of positive technical reports and studies and given a positive production decision.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of concern.  We believe we have a good working relationship with the local communities and are presently entering the mid-stage of the permitting process.

The main focus of the Company in fiscal 2005 has been responding to comments and information requests from the City of Grass Valley and the preparation of permitting applications and relevant supporting documentation as well as public presentations and workshops.  This process of information exchange will continue throughout fiscal 2006.  The work associated with the application process will consume a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

The Company has attended community events including fairs, markets and meetings of local organizations and has conducted community workshops that may be attended by all interested parties.  Information is distributed at the community events, and issues of concern to the community are being addressed and communicated to all interested parties at the public workshops and meetings, local news media, director mail-outs, circulars and brochures.  A website, devoted to the Idaho-Maryland project, www.idaho-maryland.com, provides general project information, permitting documentation and addresses community concerns regarding the impact of possible dewatering of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Exploration

Emgold has identified 26 underground exploration targets, each having the potential to host a sizeable gold deposit, based on historical and current drill data.  It is important to note that these exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  The Company will need to obtain a CMUP before the existing mine workings can be dewatered and excavation of a decline can be initiated.  When the decline excavation begins, the Company intends to start mining for gold from shallow targets as well as to start further underground exploration activities.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence by Q1 2008 or before.

The Company is planning a future 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  The Company’s current estimate is that the permitting process could be completed in about 24 months from May 24, 2005, the date that the Final Applications were deemed substantially complete by the City of Grass Valley as Lead Agency.  This time estimate has been based on the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.

Preliminary metallurgical testing of mineralized drill core samples was initiated in fiscal 2005.  This testing will provide data for the permitting process and insight on gold recovery by gravity and cyanide processes that can be used in gold and ceramics process planning.

Since the Company acquired the rights to the Idaho-Maryland, considerable effort has been expended on the development of a computer model of the mine using historical information.  Up to mid-2005, the primary activities of model building were focused on geological features and structures and existing mine workings of the Idaho-Maryland Mine.  Construction of the MineSight™ assay model, including approximately 36,000 to 40,000 historic assays, began during the third quarter of fiscal 2005.  The modeling includes the Brunswick Slab rock units and will be needed for both ceramics and gold resource evaluations and interpretations.  Modeling of the rock units from historic data is also being

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

incorporated.

The Company’s geologists are planning a possible Phase 3 surface drill program for late 2006 or in 2007, to explore several structures in preparation of underground exploration.  Currently there is a shortage of available surface exploration and drilling equipment as well as experienced personnel to complete the work.  Permitting to access the underground workings is currently Emgold’s top priority in order to obtain access to begin the underground drill program.

Advancement Of The Ceramext™ Process

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to process a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has earned and received the worldwide license for the technology.  A royalty will be payable to Ceramext, LLC, on completion of a positive feasibility study and commencement of commercial production.  The owner is a director of the Company, and quarterly payments of advance royalties of $5,000 were paid in fiscal 2005, and have increased to $10,000 quarterly in fiscal 2006.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America.  The Ceramext™ hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials.  These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also washed fines from aggregate producers, coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.

Testing of various materials and blends of materials and other research is ongoing in conjunction with equipment design and product development for the Ceramext™ process.  The Ceramext™ process appears to be capable of producing high quality ceramics at approximately 30-40% less cost than other conventional ceramic processes.  Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.In 2005, a lab-sized extruder was obtained and used to test various processing techniques.  The techniques work well and we are now planning on using it in conjunction with the Ceramext™ process to produce a wide range of high value products.  A commercial-scale pug mill has also been purchased to allow us to explore other options for processing and forming products.  A new pilot line and demonstration plant has been constructed and is currently in the start-up phase.

Process equipment purchased for the glazing program includes several different types of inline glazing systems.  Various types of glazes and glaze application techniques will be evaluated using these systems.

In 2005 the Company commissioned a comprehensive ceramics marketing study by an independent consulting company specializing in all aspects of marketing and distribution.  .The study was completed in October of 2005 and provides the Company with a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets.  Based on the study, the Company is planning distribution channels, investigating market segmentation, product aesthetics and other factors that may impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies are progressing in fiscal 2006 and will be an on-going activity in the future as commercialization of the technology and products advance.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products.  The Company expects to have several Memoranda of Understanding and/or joint ventures in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company has signed a ceramic products distribution Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

It is anticipated that the first sale of commercial production of tiles using the Ceramext™ process will be received late in the second quarter or in the third quarter of fiscal 2006.  The production will be limited and will be utilizing the current research and development facility, or, as the year progresses, the demonstration-scale facility planned to be developed in Grass Valley.  The Company may earn revenue from sales of test products that are produced from the demonstration-scale facility.

Intellectual property

The Company, on behalf of Ceramext, LLC, has two patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application and the second being a materials composition patent.  Additional patents are being prepared for submission to the USPTO.

A response to the USPTO regarding claims in the Ceramext™ process patent application has been completed.

The Ceramext materials composition patent application was filed with the USPTO in September 2005.  The protection of the Company’s intellectual property is a very high priority and additional patent applications are being prepared to protect the technology during development and commercialization.  The requirements that the Company protect its intellectual property and reserve certain patenting rights may cause management to defer from entering into commercial contracts to sell ceramic tiles until late 2006 or early 2007.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The property is subject to a 3.0% net smelter returns royalty (“NSR”), of which the Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.

Exploration Activity

In 2005, Emgold completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in southeastern British Columbia.  The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators.  This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum (“moly”) zone.

This drilling was designed to determine the reliability of the historical resource estimate by comparing historic Shell Minerals’ results with those obtained by Emgold.  The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program.  Additional modeling of the historic and current drilling will be performed by Emgold to validate the molybdenum resource

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

within the mineralized breccia zone, as well as determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks.  Results from this drill program are encouraging and justify additional exploratory drilling to expand our knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

1.2.3

Rozan Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  The final payment of Cdn$30,000 was made in fiscal 2006, and the Company has now acquired a 100% interest in the property, subject to a 3.0% NSR from production.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$50,000 and $10,000, of which Cdn$30,000 has already been paid in fiscal 2006.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2005 averaged US$444.74 per ounce and has averaged US$566.49 per ounce to April 28 in 2006.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2005	As at December 31, 2004	As at December 31, 2003
Current assets	$ 3,737,703	$ 1,651,513	$ 5,909,571
Mineral property interests	859,531	797,956	140,487
Other assets	530,109	499,278	38,766
Total assets	5,127,343	2,948,747	6,088,824

Current liabilities	601,143	458,949	193,050
Notes payable and preference shares	613,871	577,529	517,417
Shareholders’ equity	3,912,329	1,912,269	5,378,357
Total shareholders’ equity and liabilities	$ 5,127,343	$ 2,948,747	$ 6,088,824

Working capital	$ 3,136,560	$ 1,192,564	$ 5,716,521

	Years ended December 31,
	2005	2004	2003
Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs	1,769,659	998,631	24,054
Exploration expenses	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange (gain) loss	8,148	139,455	(62,424)
Finance expense	44,996	41,790	41,860
Accretion of debt portion of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685
Income tax recovery		--	(44,105)
Loss for the year	$ 5,245,165	$ 5,446,629	$ 3,160,580

Loss per share – basic and diluted	$0.09	$0.12	$0.11
Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975
Total common shares outstanding at end of year	65,538,099	47,158,099	43,455,880

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Year ended December 31, 2005 (“fiscal 2005”), compared to year ended December 31, 2004 (“fiscal 2004”)

Emgold’s loss in fiscal 2005 was $5,245,165, or a loss per share of $0.09, compared to a loss of $5,446,629, or a loss per share of $0.12 in fiscal 2004.

Included in operating expenses in fiscal 2005 is a total of $190,326 in stock-based compensation compared with $473,710 in stock-based compensation in fiscal 2004.  Stock-based compensation is also included in Ceramext™ research costs and in exploration costs.

During fiscal 2005 the Company earned interest income of $109,458 on excess cash balances compared to $60,366 in fiscal 2004.  The increase was due to interest earned on higher cash balances held through the latter half of fiscal 2005 after the closing of a private placement financing late in the second quarter of fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees decreased from $183,335 in fiscal 2004 to $114,557 in fiscal 2005.  Audit fees increased in fiscal 2004 due to quarterly reviews by the auditors in preparation for certain regulatory filings.  An increase in legal fees in fiscal 2005 was related to the finalization of a Form 20-F, which was filed in June 2005 when the Company registered with the Securities and Exchange Commission in the United States.  Fiscal 2006 accounting and legal costs will likely increase due to increasing regulatory and reporting requirements.  The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document.  Reviews of internal controls may also be required to be completed in fiscal 2006.

Office and administration expenses in fiscal 2005 of $448,357 compare to $283,581 in fiscal 2004.  These included telephone, courier and other direct costs.  Costs are substantially higher in fiscal 2005, as a new exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2004.  Prior to the third quarter of fiscal 2004, the Company rented an office in Grass Valley that did not have sufficient space for development of the Ceramext™ process.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month are being paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company and are classified as management and consulting fees.  A new chairman was appointed in June 2005, and a management fee of Cdn$2,500 is being paid to Lang Mining Corporation for a one-year period.  Included in consulting fees in fiscal 2005 is Cdn$7,500 paid to a company controlled by a director of the Company.  There was no comparative expense in fiscal 2004.

The Company has hired consultants at a cost of $68,600 to date to assist the Company in a review of the ceramics industry.  The process was started in late 2005 and will continue in fiscal 2006.

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $139,455 in fiscal 2004.  During the first half of fiscal 2004, the Company’s funds were held primarily in Canadian dollars and as the United States dollar temporarily strengthened, an exchange loss was recorded in fiscal 2004.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in fiscal 2005, as most of the Company’s funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Salaries and benefits of $558,717 in fiscal 2005 compares to $310,850 in fiscal 2004.  The increase in

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at the Vancouver offices is not expected to increase significantly in fiscal 2006, although the Company is hiring a new Vice President of Engineering and Construction.  The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff.  The staff in Grass Valley may increase significantly as the pilot and demonstration plant start continuous operation.  Sales of some of the ceramic products may partially offset the additional labour expense.  Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.

Shareholder communications costs of $284,246 in fiscal 2004 compare to $288,216 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  During fiscal 2005, a total of $77,500 was paid to MBC, compared to $60,000 in fiscal 2004.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  From July 1, 2004 to June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney’s services, compared to $14,018 in fiscal 2004.  In fiscal 2004, the Company paid $31,384 to Coal Harbor Communications, an investor relations firm, with no comparative expense in fiscal 2005. In fiscal 2005, $4,600 was paid to Windward Communications for investor relations services, compared to $31,649 in fiscal 2004.  Windward Communications services were terminated in fiscal 2005.

The Company also paid $49,638 to High Visibility Public Relations for public relations services in fiscal 2005 compared to $46,548 in fiscal 2004.  High Visibility does not perform investor relations’ activities.  The contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its current working capital, and his salary is included in salaries and benefits.

Travel expense increased from $55,569 in fiscal 2004 to $131,770 in fiscal 2005, as travel, air and hotel accommodation costs have increased in general.  Management has been giving numerous presentations in Europe and North America to the investment community to increase awareness of Emgold.  Travel to the Grass Valley office from the Vancouver office increased in fiscal 2005 due to the progress on the permitting and development of the Ceramext™ process.  Fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

Research and development expenses:

	Years ended December 31,
	2005	2004	2003
Ceramext™ Process Costs
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	--
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	24,054
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

In fiscal 2005 the Company incurred $1,769,659 in research of the Ceramext™ process compared to $998,631 in fiscal 2004.  Most of the material for the prototype has been purchased, as has the majority of the equipment required for testing and analyzing the materials produced.  In fiscal 2005 the Company acquired a large lot of equipment.  The Ceramext™ process is being incorporated into conventional equipment to produce high-quality ceramic tile.

The pilot plant is continually used to test many different materials to determine various processing parameters.  Various materials produced are regularly evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights into the process.  The design of a new pilot and demonstration plant has been formulated and it is expected that the first large-scale production tests may begin in mid-2006.

The official filing receipt has been received for the composition patent.  New microprobe work has been initiated to determine the effect of various processing methods on the same feed material and the associated products.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000.  These studies have examined the market for a wide range of products that could be manufactured using the waste materials from the Idaho-Maryland Mine or other operations that produce waste that could be utilized in the process.

Current and planned activities for 2006 include further testing, and preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Years ended December 31,
	2005	2004	2003
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Assistance and recoveries	(11,568)	3,477	--
Incurred during the year	(9,706)	81,876	--
Stewart Property, British Columbia
Exploration costs
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603
Exploration expenses incurred during the year	$ 1,668,224	$ 2,876,046	$ 1,101,225

Exploration expenditures on the Idaho-Maryland property decreased from $2,773,674 in fiscal 2004 to $1,604,900 in fiscal 2005.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.  No drilling costs were incurred in fiscal 2005 (2004 - $909,665), explaining the decrease in expenditures.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

Planned expenses in fiscal 2006 for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

The geologic mapping of the Idaho-Maryland property and digitizing of the historic workings into MineSight™ has been completed.  This is the first update of a geologic map of the Idaho-Maryland property in over 60 years, and the first time a computerized geologic map of the site has been made.  Emgold plans to utilize the data in computer assisted drafting for mine planning and to be used in our MineSight™ modelling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  Todd Engineers has been contracted to be Idaho-Maryland’s hydro-geological consulting firm.  The first task they will be undertaking is to develop a hydro-geological model of the Idaho-Maryland project area.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005.  All share and cash payments due in fiscal 2005 on the Company’s mineral property interests in British Columbia have been made.

1.5

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2004
First Quarter	214,371	702,850	648	840	--	286,458	1,176,178	0.03
Second Quarter	385,462	858,618	2,529	11,173	--	374,247	1,614,209	0.03
Third Quarter	170,690	778,252	15,689	16,065	24,350	465,915	1,457,999	0.03
Fourth Quarter	228,108	433,954	(27,646)	1,198	57,526	505,698	1,198,243	0.03
2005
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the Idaho-Maryland Property and research on the Ceramext™ process.

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash,

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at December 31, 2005, Emgold has capitalized $859,531 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has also acquired equipment with a book value of $523,090, compared to $351,825 at December 31, 2004.  Total equipment purchases in the year ended December 31, 2005, totalled $290,526.  Amortization of $119,261 on equipment was recorded in fiscal 2005.

1.7

Capital Resources

At December 31, 2005, Emgold’s working capital, defined as current assets less current liabilities, was $3,136,560, compared to $1,192,564 at December 31, 2004.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2005, the Company had 65,538,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.  During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit.  Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70.  Pursuant to the financing, Galaxy Fund, Inc. (“Galaxy”), a mutual fund based in Road Town, British Virgin Islands, now holds approximately 18.92% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 32.52%.  Initially, the Galaxy transaction resulted in Galaxy holding 23% of the issued and outstanding shares of the Company which, under the rules and policies of the TSX Venture Exchange, constituted Galaxy a "control person" of Emgold.  As such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005.  Proceeds from the private placement provided $7,050,466 after share issue costs, to the treasury.

Proceeds from the private placement have been used to fund further exploration and development of the Company’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

Additional financing will be required in fiscal 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At December 31, 2005, $147,018 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $112,193 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2005, increasing the total to $613,871.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2005:

	January 1, 2006, to December 31, 2006	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	234,938	60,413	--	--	--	--	295,351
Idaho-Maryland property lease (1)	102,000	51,000	--	--	--	--	153,000
House rental	9,600	--	--	--	--	--	9,600
Mineral property option payments (1)	60,000	48,333	20,000	25,000	25,000	25,000	178,333
Ceramext™ royalties and payments	40,000	80,000	160,000	160,000	160,000	160,000	600,000
Purchase obligations (3)	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 446,538	$ 239,746	$ 180,000	$ 185,000	$ 185,000	$ 185,000	$1,236,284

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2)

The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3)

The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase expires in 2007.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

1.9

Transactions With Related Parties

Balances receivable from (g):	December 31, 2005	December 31, 2004
LMC Management Services Ltd.	$ 131,224	$ 229,682
Balances payable to (g):
Directors, officers and employees	$ 173,273	$ 117,242

Related party transactions in these consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $90,000 (2004 - $90,000; 2003 - $90,000).  During the year ended December 31, 2004, under the terms of the Ceramext™ agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by Mr. Guenther.

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.  The Ceramext™ process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.

(b)

Commencing August 1, 2001, $649,271 (2004 - $539,130; 2003 - $268,539) in management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $34,625 (2004 - $$32,268; 2003 - $23,873) were paid to a law firm of which a director, Sargent H. Berner, is an associate.

(d)

Consulting fees of Cdn$7,500 (2004 – Nil; 2003 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract as a severance

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

settlement.  During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.  See Item 1.7 – Preference Shares.

(f)

The Company paid Whisper Development Ltd., a private company controlled by Frank A. Lang, a director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement in they year ended December 31, 2004.  The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland Property.  (See Note 3 (b), for the description of the Idaho-Maryland Property.)

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares

1.10

Fourth Quarter

Three months ended December 31, 2005 (“Q4 2005”), compared to three months ended December 31, 2004 (“Q4 2004”)

	Three months ended December 31,
	2005	2004
Expenses
Amortization	$ 19,726	$ 12,430
Ceramext™ research costs	853,663	228,110
Exploration expenses	420,620	469,951
Legal, accounting and audit	35,424	108,235
Management and consulting fees	13,130	13,714
Office and administration	145,493	71,875
Other consulting fees	68,600	--
Salaries and benefits	(54,695)	99,092
Shareholder communications	59,845	107,166
Stock-based compensation	--	56,336
Travel	58,737	14,754
	1,620,543	1,181,663
Other expenses and (income)
Foreign exchange loss	1,895	7,056
Finance expense	11,779	10,572
Accretion of debt portion of preference shares	4,207	4,468
Interest income	(38,563)	(5,516)
Loss for the period	$ 1,599,861	$ 1,198,243

Loss per share – basic and diluted	$0.02	$0.03
Weighted average number of common shares outstanding	65,521,795	47,158,099

Emgold had a loss of $1,599,861 or a loss per share of $0.02 in Q4 2005, compared to a loss per share of $1,198,243, or loss per share of $0.03 in Q4 2004.

Included in Q4 2005 is $Nil in stock-based compensation compared with $130,558 in stock-based

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

compensation in Q4 2004.  Stock-based compensation is recorded in exploration expenses, administration and in research and development expenses.

During Q4 2005 the Company earned interest income of $38,563 on excess cash balances compared to $5,516 in Q4 2004.  The increase was due to higher cash balances held through the balance of fiscal 2005, after the closing of a financing in the second quarter.

Legal, accounting and audit fees decreased from $108,235 in Q4 2004 to $35,424 in Q4 2005.  Legal, accounting and legal fees will continue to be higher than in prior periods due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings, which also include the preparation of an Annual Report on Form 20-F for the United States Securities and Exchange Commission.

Office and administration expenses in Q4 2005 of $145,493 compare to $71,875 in Q4 2004.  Costs vary depending on administration costs in the head office and allocation of costs between projects.  Office and administration costs are allocated to exploration and research and development costs.  Overall costs are now stable as a full complement of staff is now occupying the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley.  Period-to-period costs may vary as activities change, but no significant changes are currently expected in office and administration costs.

Until June 30, 2005, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees.  Monthly fees of Cdn$2,500 continue to be paid to Lang Mining Corporation as a severance payment to the former chairman.  These fees will be discontinued in June 2006.  Included in consulting fees in Q4 2005 is Cdn$7,500 paid to a company controlled by a director of the Company.  There was no comparative expense in Q4 2004.

A foreign exchange loss of $1,895 in Q4 2005 compares to an exchange loss of $7,056 in Q4 2004.  In fiscal 2004, the Company’s funds were held primarily in Canadian dollars as the United States dollar temporarily strengthened, resulting in an overall exchange loss varying due to volatility in each reporting period.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in fiscal 2005, as most of the Company’s funds were held in United States dollars and the majority of corporate expenditures are denominated and paid in United States dollars.

The Company has hired consultants at a cost of $68,600 in Q4 2005 to assist the Company in a review of the ceramics industry.  The process was started in late 2005 and will continue in fiscal 2006.  There is no comparative expense in Q4 2004.

Salaries and benefits of $99,092 in Q4 2004 compare to a recovery of $54,695 in Q4 2005.  Costs vary depending on administration costs in the head office and allocation of costs between projects.  Office and administration costs are allocated to exploration and research and development costs.  Administration expenses relate to the time used by management, administrative and accounting personnel for the processing of transactions, compliance with regulatory requirements, and other administration activities.  The complement of staff at the Vancouver office is not expected to increase significantly in fiscal 2006, although the Company is hiring a new Vice President of Engineering and Construction.  The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff.  The staff in grass Valley may increase significantly as the pilot and demonstration plant goes into continuous operation.  Sales of some of the ceramic products may partially offset the additional labour expense.  Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

Shareholder communications costs of $107,166 in Q4 2004 decreased substantially to $59,845 in Q4 2005, although expenditures remained approximately at the same level in each fiscal year.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Travel costs increased from $14,754 in Q4 2004 to $58,737 in Q4 2005, primarily due to travel and conference costs related to two investment conferences attended in November 2005.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

As at December 31, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company’s non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares.  The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company’s common shares, interest rates, and other factors relevant to the financial instrument.  As a result, the fair value of the preference shares cannot be practicably determined.

1.15.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2005, 2004 and

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

2003.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Annual and Quarterly Report.

(b)

expensed research costs

See Item 1.4 in this Annual and Quarterly Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of April 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 28, 2006

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

65,588,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2005

(expressed in United States dollars, unless otherwise stated)

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	260,000	June 28, 2010

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007

Other Information

Controls and Procedures

As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements.

21